Filed by Advisers Investment Trust pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12(b) under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Advisers Investment Trust (SEC. File No. 811-22538)

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

June 14, 2021

Dear Shareholder,

It is now critical that we hear back from you right away. This letter is being sent to you and other large shareholders of JOHCM Global Equity Fund who have not yet returned proxy voting instructions. Please help us to avoid any further delay in the business of the Fund. We have adjourned the special meeting of shareholders until July 9th.

If you have any follow-up questions about our request for your proxy vote, or about the meeting agenda, please call the toll-free number below.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Four convenient voting methods…

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/registered

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

June 14, 2021

Dear Shareholder,

It is now critical that we hear back from you right away. This letter is being sent to you and other large shareholders of JOHCM Global Equity Fund who have not yet returned proxy voting instructions. Please help us to avoid any further delay in the business of the Fund. We have adjourned the special meeting of shareholders until July 9th.

If you have any follow-up questions about our request for your proxy vote, or about the meeting agenda, please call 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Three convenient voting methods…

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

OBO